UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LIME ENERGY CO.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

53261U 205
(CUSIP Number of Class of Securities)
(Underlying Common Stock

Jeffrey R. Mistarz
Chief Financial Officer
Lime Energy Co.
1280 Landmeier Road
Elk Grove Village, IL 60007-2410
Telephone: (847) 437-1666
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:

J. Todd Arkebauer Reed Smith LLP 10 S. Wacker Drive Chicago, IL 60606 (312) 207-6453	David Mittelman Reed Smith LLP Two Embarcadero Center, Suite 2000 San Francisco, CA 94111 (415) 659-5943
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 12. EXHIBITS
EXHIBIT INDEX

EXPLANTORY NOTE
     Lime Energy Co. filed a Preliminary Information Statement on November 28, 2008 and a Definitive Information Statement on December 31, 2008 (the “Information Statement”) with the Securities and Exchange Commission (“SEC”), relating to certain actions taken by written consent of the holders of a majority of shares of Lime’s outstanding capital stock. Among the actions reflected in the Information Statement is Item 5 “Approval Of The Exchange Offer” to permit eligible employees to voluntarily exchange eligible options to purchase shares of Lime’s common stock outstanding under Lime’s existing equity incentive plans for replacement options to be granted under the Lime’s 2008 Long-Term Incentive as amended. The Information Statement does not constitute an offer to holders of our outstanding stock options to exchange options. The stock option exchange offer will only be commenced, if at all, following such time as twenty days elapse from dissemination of the definitive Information Statement.
     The stock option exchange offer that is referred to in the Information Statement has not yet commenced. Upon the commencement of the stock option exchange offer, Lime will file with the SEC a completed Schedule TO and related exhibits and documents, including the offer to exchange. All of Lime’s eligible employees holding eligible options are strongly encouraged to read the Schedule TO and related exhibits and documents, including the offer to exchange, when available because these materials will contain important information about the stock option exchange offer. The Schedule TO and related exhibits and documents will be available free of charge (i) at the SEC’s website at http://www.sec.gov, (ii) by directing a written request to: Lime Energy Co., Attn: Maria Medrano, 1280 Landmeier Road, Elk Grove Village, IL 60007-2410; (iii) by directing an email request to Maria Medrano at mmedrano@lime-energy.com; or (iv) by contacting Maria Medrano at (847) 437-1666.
ITEM 12. EXHIBITS.

Exhibit
Number	Description
99.(a)(1)	Lime’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on November 28, 2008 and incorporated herein by reference.

99.(a)(2)	Lime’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on December 31, 2008 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit
Number	Description
99.(a)(1)	Lime Energy’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on November 28, 2008 and incorporated herein by reference.

99.(a)(2)	Lime Energy’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on December 31, 2008 and incorporated herein by reference.